SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 17, 2003

AVENTIS

(Translation of registrant’s name into English)

67917 Strasbourg, Cedex 9
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Enclosure:

One press release relating to Aventis pension funding.

Press Release

Your Contact:
Tony Roddam	Corinne Hoff
Aventis Global Media Relations	Aventis Global Media Relations
Tel.: +33 3 88 99 11 38	Tel.: +33 3 88 99 19 16
Tony.Roddam@Aventis.com	Corinne.Hoff@Aventis.com

Aventis to accelerate pension funding in Germany

Strasbourg, France, December 17, 2003 – Aventis has decided to accelerate the funding of pension obligations in Germany with a significant additional contribution of € 1.5 billion.

Following this contribution, Aventis pension obligations in Germany would be expected to reach a fully funded status within three to five years. As of December 31, 2002, Aventis had an unfunded pension liability in the balance sheet of approximately € 3.5 billion, of which € 2.18 billion was in Germany.

The decision to bring the funding forward took into account the current low interest rate environment and the views of global credit rating agencies toward funded liabilities. Even though this additional contribution will increase net debt, the accelerated funding is anticipated to have a positive impact on Aventis earnings.

About Aventis

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2002, Aventis generated sales of € 17.6 billion, invested € 3.1 billion in research and development and employed approximately 71,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements

Aventis • 67917 Strasbourg • Cedex 9 • France • www.aventis.com
Address for visitors: 16, Avenue de l’Europe • Espace Européen de l’Entreprise • F-67300 Schiltigheim

subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -“Document de Référence”- on file with the “Commission des Opérations de Bourse” in France, recently renamed “Autorité des marchés financiers”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS
(Registrant)

Date: December 17, 2003	By:	/s/ Dirk Oldenburg

Name: Dirk Oldenburg
Title: General Legal Counsel